Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Heart Test Laboratories, Inc. dba HeartSciences (the “Company”) of our audit report dated July 18, 2023 relating to the financial statements of the Company as of and for each of the years ended April 30, 2023 and 2022 included in the Company’s Annual Report on Form 10-K for the year ended April 30, 2023.

Our report dated July 18, 2023 contains an explanatory paragraph that states the Company has experienced recurring losses, negative cash flows from operations, and limited capital resources. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Haskell & White LLP
HASKELLL & WHITE LLP

Irvine, CA

February 26, 2024